Exhibit 99.8

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. –  Name and Address of Reporting Issuer

Osisko Gold Royalties Ltd (the "Corporation" or "Osisko")
1100 Avenue des Canadiens-de-Montréal
Suite 300
Montréal, Québec
H3B 2S2

Item 2. – Date of Material Change

February 26, 2016

Item 3. – News Release

A news release with respect to the material change referred to in this report was issued by the Corporation through the facilities of Marketwired on February 26, 2016 and filed on the system for electronic document analysis and retrieval (SEDAR) on February 26, 2016.

Item 4. – Summary of Material Change

On February 26, 2016, the Corporation announced that it had closed its previously announced "bought deal" public offering of 11,431,000 units of the Corporation ("Units"), which included the full exercise of the over-allotment option by the underwriters to the Offering (as defined herein), at a price of $15.10 per Unit, for aggregate gross proceeds of $172,608,100 (the "Offering").

The Units were sold on a "bought deal" basis through a syndicate of underwriters, co-led by BMO Capital Markets and RBC Capital Markets, and including National Bank Financial Inc., Macquarie Capital Markets Canada Ltd., CIBC World Markets Inc., Haywood Securities Inc., Scotia Capital Inc., TD Securities Inc., Cormark Securities Inc., Dundee Securities Ltd. and Paradigm Capital Inc.

Item 5. – Full Description of Material Change

The Corporation announced that it had closed the Offering, including the full exercise of the over-allotment option by the underwriters to the Offering. Each Unit consists of one common share of the Corporation and one-half of one common share purchase warrant of the Corporation (each whole common share purchase warrant of the Corporation, a "Warrant"). Each Warrant entitles the holder thereof to acquire, subject to adjustment in accordance with a warrant indenture, one common share of the Corporation (each, a "Warrant Share") at an exercise price of $19.08 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on February 26, 2019.

Osisko plans to use the net proceeds of the Offering for working capital and general corporate purposes, including funding resource royalty and stream acquisitions.

The Units issued under the Offering were offered by way of a short form prospectus in all of the provinces of Canada. Copies of the final short form prospectus and documents incorporated therein are available electronically under Osisko's issuer profile on SEDAR at www.sedar.com.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Item 6. – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. – Omitted Information

Not applicable.

Item 8. – Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

André Le Bel
Vice President Legal Affairs and Corporate Secretary

(514) 940-0670 x156
www.osiskogr.com

Item 9. – Date of Report

March 7, 2016